UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None		Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Publix Super Markets, Inc. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 243,422,315
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 243,422,315
9	Aggregate Amount Beneficially Owned by Each Reporting Person 243,422,315
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 31.2%
12	Type of Reporting Person EP

SCHEDULE 13G

CUSIP No. None		Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Person Filing:

Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

Florida

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	f.	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G

CUSIP No. None		Page 4 of 5 Pages

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

(a) Amount beneficially owned:

243,422,315

(b) Percent of class:

31.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

243,422,315

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

243,422,315

As of December 31, 2011, the Publix Super Markets, Inc. Employee Stock Ownership Plan (“ESOP”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 243,422,315 shares of the Company’s common stock or approximately 31.2% of the total outstanding shares of the Company’s common stock.

Changes that have occurred in the total number of shares of the Company’s common stock held by the ESOP since the filing of the eighteenth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Dividends paid on the Company’s common stock and attributable to shares allocated to ESOP participants’ accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ Hoyt R. Barnett
Hoyt R. Barnett, Trustee
Publix Super Markets, Inc.
Employee Stock Ownership Plan

SCHEDULE 1

SHARES HELD BY PUBLIX SUPER MARKETS, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

Date	Shares Acquired	Shares Disposed of	Balance	Description of Transaction
Beginning Balance			246,227,997
Jan-11		686,716	245,541,281	Distributions to participants
Jan-11	5,946		245,547,227	Prior year voided distributions
Feb-11		2,458,421	243,088,806	Distributions to participants
Mar-11	5,122		243,093,928	Special Company contribution
Mar-11	11,103,258		254,197,186	Company contribution - Publix Super Markets, Inc.
Mar-11	323,255		254,520,441	Company contribution - Publix Alabama, LLC; Publix Asset Management Company
Mar-11		1,424,442	253,095,999	Distributions to participants
May-11		1,631,321	251,464,678	Distributions to participants
May-11	10		251,464,688	Prior year voided distribution
Jun-11		2,056,679	249,408,009	Distributions to participants
Jul-11		581	249,407,428	Distributions to participants
Aug-11		1,818,995	247,588,433	Distributions to participants
Aug-11	38		247,588,471	Prior year voided distribution
Sep-11		1,928,859	245,659,612	Distributions to participants
Nov-11		954,390	244,705,222	Distributions to participants
Dec-11	616		244,705,838	Prior year voided distributions
Dec-11		1,331,150	243,374,688	Distributions to participants
Dec-11	47,627		243,422,315	Purchase

	11,485,872	14,291,554